United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 1, 2025		Director of Investor Relations

VALE

Institutional
Presentation

Investor Relations

September, 2025



VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG


VALE
About Vale
Iron Ore Solutions
Energy Transition Metals
Our Strategy
Capital Allocation
ESG

VALE

We are one of the leading
Iron ore, Nickel and Copper producers globally






#2 in **iron ore production**
~20% of seaborne market

Largest iron ore pellet producer

#6 in nickel production

#11 in copper reserves
~20 Bt

Note: As of 2024.

VALE

Vale at a glance

2024 Production

328Mt
Iron ore

37Mt
Pellets

348kt
Copper

160kt
Nickel

US$ 38.1 bn
Net operating revenue in 2024

Expanded net debt of
US$ 18.2 bn
as of March 31, 2025

100% of **electricity** consumed in Brazil from **renewable sources**

US$ 15.4 bn
Proforma EBITDA in 2024

US$ 6.0 bn
CAPEX in 2024

Industry leader in
TRIFR (1.1)
in 2024

Key Markets – by revenue
(2024)



Middle East
Rest of the world
North America
South America
China
Europe
Asia ex-China
3%
3%
4%
11%
49%
12%
18%

US$ 3.9 bn
in dividends & Interest on Capital paid in 2024

17 of 30 dams
Decharacterized
as of December 31, 2024

US$ 0.4 bn
Disbursed on share buybacks in 2024

Workforce of
64 thousand
direct employees in 2024

Vale Worldwide: Located in 19 countries

Global Distribution:
% of workforce


North America
Asia
5%
5%
90%
Brazil


Northern System
Ponta da Madeira Port (PDM)
Carajás
Southeastern System
Iron Quadrangle
Tubarão Port
Iron Quadrangle
Itaguaí Port (CPBS) and Guaíba Port (TIG)
Southern System
Brazil


Netherlands
Saudi Arabia
UK
Switzerland
USA
6 underground mines
Canada
Japan
China²
U.A.E
India
Oman
Indonesia
Malaysia
Singapore
Brazil
Peru
Chile
Argentina¹
Australia
Exploration
Joint Venture
Offices
Headquarter
Operation
Port
Railroad
Mega Hub

Note: As of June 2025. [1] The Argentina office was closed on December 31, 2024. [2] We have agreements with 14 ports in China that provide blending services to Vale.

Diversified shareholder base and strong governance

Shareholder structure

Novo Mercado
B3's highest corporate governance segment.

Stock Exchanges
B3 (Brazil) – VALE3
NYSE (ADR) – VALE

Vale's shareholder composition

August 2025



Others
Shareholders with 5% or more of the total capital
Treasury
6.0%
Previi
8.7%
Mitsui&Co
6.3%
Blackrock
5.9%
73.1%
Others

Best governance practices

- Majority independent BoD
- All BoD members are non-executive directors
- Chairman and Vice-Chairman are elected by shareholders
- Audit and Risks Committee entirely composed of independent Board members.
- Lead Independent Director role
- Nominating Committee defines BoD nominees

Note: Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of Vale's former control group. Blackrock is reported considering Schedule 13F, filed with the SEC on Feb 15, 2025, and Bradesco's database estimate on December 31, 2024. Treasury: position held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. The number of shares is presented based on the information contained in the share books of Vale.

VALE

Corporate Governance

Board of Directors[1]

13 Members	**8 (62%)** Independent Members	**2.7 years** Average Tenure
3 Women	**4** Racially/ethnically diverse	**4** Non Brazilians

Executive Board

CEO
Gustavo Pimenta

- Finance & IR EVP — Marcelo Bacci
- IO Operations EVP — Carlos Medeiros
- Commercial and New Business EVP — Rogério Nogueira
- Technical EVP — Rafael Bittar
- People EVP — Catia Porto
- Corporate and External Affairs EVP — Alexandre D'Ambrosio
- Sustainability EVP — Grazielle Parenti

Click here to access the full information about Vale's Board of Directors and Executive Board. [1] The data takes into account the composition of the Board of Directors on May 7th, 2025.

Our journey



1942
Vale do Rio Doce was founded



1956
Tubarão port inauguration

1967
Carajás discovery



1969
First pellet production

1985
1st ore produced at Carajás and inauguration of the Carajás Railway (EFC)

1997



CVRD's privatization

2006
INCO acquisition


inco
inco

2009
CVRD rebranding to VALE

VALE

Our journey

2010 – Oman operations start-up



2011 – Portfolio: divesting the aluminum business



2015 – Samarco's dam collapse

2016 – S11D operations start-up

2017 – Governance: Migration to the Novo Mercado

VALE
B3 LISTED NM

2018 – Portfolio: divesting the fertilizer business

2019 – Portfolio: divesting the manganese business and Brumadinho's dam collapse

2021 – Portfolio: divesting the coal business

2023 – Briquette operations start up and Base Metals Carve-out



2024 – Vargem Grande and Capanema project start-ups




Superior Portfolio
Vale 2030
Performance Driven
Trusted Partner

VALE

Vale Today

A focused company with two unique and irreplicable businesses

Iron Ore Solutions

Energy Transition Metals

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

From the Mines to the Customers


Mineral Exploration and Projects
Geology and Mine Planning
Mine Operation
Mineral Processing
Pelletizing
Railroad Logistics
Port Logistics
Shipping Logistics
Blending and Distribution Centers
Sales and Marketing Planning
Products and Quality
Iron Ore for the Steel Industry



Vale's main iron ore products

Iron ore fines

Carajás fines
- 65% Fe
- Low contaminants (silica, alumina and others)
- Mined from the Northern System

Brazilian Blend Fines
- 62% Fe
- Low-alumina
- Produced from blending Carajás and high-silica fines

High-silica fines
- High-sílica iron ore, typically used for blending
- Flexible product, with concentration optionality
- Mined from the Southern and Southeastern Systems

Agglomerates

Direct Reduction pellets
- Agglomerates for direct charge in Direct Reduction Furnaces

Blast Furnace pellets
- Agglomerates for direct charge in Blast Furnaces

Briquettes NEW
Developed by Vale
- Same application as pellets in BF and DR furnaces
- Lower CO_2 emissions compared to pellet production
- Commercial production ramping-up

VALE

Vale operates three iron ore production systems in Brazil, which include mines, processing plants, railways and port facilities


Ponta da Madeira Port (PDM) - São Luís - MA
Northern System
PA
EFC
MA
Southeastern System
MG
EFVM
MRS
ES
RJ
Tubarão Port - Vitoria - ES
Itaguaí Port (CPBS) - RJ
Guaiba Port (TIG) - RJ
Southern System

Brazilian States:

MA = Maranhão
PA = Pará
MG = Minas Gerais
ES = Espírito Santo
RJ = Rio de Janeiro

VALE

Vale operates three iron ore production systems in Brazil

Northern System


Carajás National Forest
Serra Norte
Serra Leste
Serra Sul

- 3 mining complexes
- EFC – 997 km railway
- 5 berths (3 Valemax berths)

Southeastern System


Cauê
Minas do Meio
Conceição
Itabira Complex
Belo Horizonte
EFVM
Brucutu
Água Limpa
Minas Centrais Complex
MRS
Alegria
Fazendão
Capanema
Fábrica Nova
Timbopeba
Mariana Complex

- 3 mining complexes
- EFVM – 905 km railway
- 3 berths (1 Valemax berth)

Southern System


Belo Horizonte
Mutuca
Mar Azul
Capão Xavier
Jangada
Tamanduá
Horizontes
Abóboras
Vargem Grande
Pico
Vargem Grande Complex
Paraopeba Complex
MRS
EFVM
João Pereira
Alto Bandeira
Fábrica
Segredo
Viga

- 2 mining complexes
- MRS Logistics System
- 3 berths (1 Guaibamax berth)

Note: EFC is the Carajás Railway and EFVM is the Vitória-Minas Railway. MRS is Vale's railway subsidiary.

VALE

Vale has a total of 11 pelletizing plants


São Luis

São Luis

Plant	Start-up	Cap. (Mtpy)
São Luis	2002	7.5
Total		7.5


Oman

Sohar - Oman

Plants	Start-up	Cap. (Mtpy)
1 & 2	2011	9.0
Total		9.0


Vargem Grande

Fábrica & Vargem Grande

Plants	Start-up	Cap. (Mtpy)
Fábrica	1977[2]	4.5
VGR	2009	7.0
Total		11.5


Tubarão

Tubarão

Plants	Start-up	Cap. (Mtpy)
3-8	1977-2014	31.3
Total		31.3

Total pellet production capacity
~ 59.3Mtpy[1]

[1] Installed capacity. The Fábrica Pellet Plant (4.5 Mtpy) has been inoperative since 2019
[2] Start-up of the plant at Ferteco. Incorporated by Vale in 2003

Integrated supply chain: bringing our mines closer to clients


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~13 Mtpy
>120 Mtpy
Brazil
>125 Mtpy
~50 Mtpy
~25 Mtpy
Malaysia
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports world-wide, **reducing time to market**

~150 Mtpy of concentration capacity to offer an optimized portfolio

Market Leader in agglomerates (pellets and briquettes)

2024 operational performance

Iron Ore production
(Mt)



308
321
328
172
73
64
173
82
66
178
87
63
2022
2023
2024
Northern System
Southeastern System
Southern System
Oman

Agglomerates production
(Mt)



32
36
37
3
15
4
10
3
19
5
9
3
21
4
9
2022
2023
2024

Note: Including third party purchases, run-of-mine and feed for pelletizing plants.

Iron Ore business' 2024 figures

US$ 15.0 bn Proforma EBITDA	**328 Mt** Iron ore production volume	**37 Mt** Pellets production volume	**US$ 4.0 bi** CAPEX
21.8 US$/t C1 cash cost ex-3rd party purchases	**260 Mt** Iron ore fines sales volume	**38 Mt** Pellets sales volume	Sales by destination (iron ore fines and pellets)
55.9 US$/t all-in costs	**95.3 US$/t** Iron ore fines realized price	**154.6 US$/t** Iron ore pellets realized price	

Sales by destination
(iron ore fines and pellets)



Middle East
Rest of the world
Europe
Americas
2%
2%
5%
13%
China
61%
17%
Asia ex-China

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

Vale Base Metals history



1853 – Nickel discovered in the Sudbury area

1902 – The International Nickel Company (INCO) is formed

1930 – Construction of mines, smelters, refineries and power plants

1968 – PT Inco Indonesia is formed to develop nickel deposits in island of Sulawesi

1994 – Discovery of the Voisey's Bay nickel-copper-cobalt deposit

1996 – Extension of Contract of Work with Indonesian Government to 2025

2004 – Sossego copper mine start-up


inco
inco

2006 – Vale acquires Inco

2011 – Start-up of nickel mines in Onça Puma (Brazil) and New Caledonia

2012 – Salobo I start-up

2014 – Start-up of Long Harbour processing plant, Salobo II, and Amendment of PTVI CoW to 2025

2021 – New Caledonia divestment



2021 – Salobo III start-up

2024 – Partnership Agreement with Manara Minerals for 10%

New governance in place with a dedicated Board and Executives

Significant endowment with substantial value potential


2.6
Mt
1.3%
3.0
Mt
1.6%
2.3
Mt
1.5%
27.6
Mt
0.6%
6.6
Mt
1.4%
14.1
Mt
0.9%
Mineral Reserves & Resources[1,2,3,4]
Copper
Nickel
Bubble size: contained metal
%
Average metal grade


Nickel
Poly metallic
Copper

[1] As per Vale Form 20-F on December 31, 2023. [2] Reflecting total resources (reserves + resources, including inferred). [3] Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time. [4] Figures refer to VBM's ownership (33.9% of PTVI, 80% of Hu'u and 100% of the Canadian and Brazilian assets).

Operations are located in attractive mining jurisdictions

Brazil



- **One of the premier mining jurisdictions globally** – major global supplier of iron ore, copper, nickel and gold, among other metals
- **Highly skilled** work force availability
- **Stable mining jurisdiction** with solid regulatory background
- **Clean energy availability**
- **Access to local infrastructure** of Vale S.A operations

Canada



- **Premier mining district globally**
- Consistently ranked **among the most favorable mining sector jurisdictions** for investment attractiveness
- **Highly skilled** work force availability
- Ready access to **high-quality regional infrastructure**
- In close proximity to **North American manufacturing hubs**
- **Clean energy availability**

VALE

A global flowsheet to produce the right product mix



Mining
Concentrating
Smelting
Refining
Products
Nickel
Copper
Cobalt
Sulphide ore bodies
Laterite ore bodies
Copper ore bodies
Voisey's Bay
Voisey's Bay mill
Thompson[1]
(under review)
Thompson mill
Sudbury[2]
Clarabelle Mill
Copper Cliff smelter
Matte processing
External feed
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
Onça Puma
Onça Puma smelter & refinery
Sossego
Sossego mill
Salobo
Salobo mill
Class 1
Electrolytic rounds (>99.9% Ni)
Pellet, disc, & chips (>99.9% Ni)
Pellet, Disc, Chips & Powders (>99.9% Ni)
Class 2
Ferronickel (~25-45% Ni)
EW Cu Cathode (99.9% Cu)
Cu Concentrate (27.5-32.5% Cu)
Cu MK (70-72% Cu)
EW Cu Cathode (>99.9% Cu)
Cu concentrate (27-34% Cu)
Cu concentrate (26-34% Cu)
Cu concentrate (35-42% Cu)
Electrolytic rounds (>99.9% Co)
Electrolytic rounds (>99.9% Co)

[1] Including T1 and T3 mines [2] Including Coleman, Copper Cliff, Creighton, Garson and Totten mines.

2024 operational performance

Copper production

(kt)


253
327
348
171
247
265
82
79
83
2022
2023
2024

- Salobo III ramp-up

Nickel production

(kt)


Brazil
Canada
Indonesia
3rd party feed
179
165
160
73
60
66
64
64
35
14
24
17
18
24
45
2022
2023
2024

- Voisey's Bay underground mine transition

Advancing our project pipeline





Cu **~700kt**
LT volumes (2035)

Ni **~210-250kt**
LT volumes (2030+)

VALE

ETM business' 2024 figures

US$ 1.5 bi
Proforma EBITDA

348 kt
Copper production volume

160 kt
Nickel production volume

US$ 2.0 bi
CAPEX

2,616 US$/t
Copper all-in costs[1]

327 kt
Copper sales volume

155 kt
Nickel sales volume

Revenue by destination
(Copper and Nickel)


Others
28%
46%
Europe
China
13%
13%
USA

15,420 US$/t
Nickel all-in costs[1]

8,811 US$/t
Copper realized price

17,078 US$/t
Nickel realized price

[1] Excludes sustaining

VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth

- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation


VALE

Safety is our core value

TRIFR[1] 1.1
Industry leader

Solid progress in 2024

+4 dams
Decharacterized, completing 57% of the program

+6 dams
Removed from emergency level

Sul Superior
Lowered from level 3 to level 2

Grupo dam
Removed from emergency level in 1H25

Xingu dam
Lowered from level 2 to level 1 in 2H25

and continuing into 2025

[1] Total Recordable Injury Frequency Rate

Becoming a benchmark in Safety

High-potential recordable injuries (N2)[1] *(unit)*


51
20
-61%
2019
2024

Total recordable injury frequency rate *(TRIFR)*[2]


3.5
1.1
-68%
2019
2024

TRIFR[2] comparison against major peers (2024)

Source: International Council on Mining and Metals - ICMM


2020
2024
2,0
1,1
2,1
1,6
1,8
1,9
2,7
1,9
3,2
4,8
Vale
Peer 1
Peer 2
Peer 3
Peer 4

[1] Absences, restrictions and medical treatments resulting from events with a high potential for harm. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours.

Progressing on dam safety

Upstream Dam Decharacterization Program


Complete
Ongoing
+57%
17
5
8
30
2019-2024
2025-27
2029+
Total

~US$ 5.0 billion program
(~$2.3 bn[3] already invested)

Dams at emergency level[1]


35
Level 3
Level 2
Level 1
7
24
-63%
-74%
13
4
9
9
4
5
2020[2]
Current
2025e

No dams at emergency level 3

Geotechnical Monitoring Center (Nova Lima, Minas Gerais, Brazil)

[1] Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level, in 2020. [3] As of June 2025.

New way to operate to reduce tailings and the use of dams

4 filtration plants in operation

US$ 2.5 bn invested

Circular mining approach


Filtration Plant, Cauê


Sand stockpile , Brucutu site

Embracing circularity and creating new business models

Production[1]
(Mt Iron ore)


30+
12.7
2024
2030
(potential)

- *De-risking production plan*
- *Clearing licensed operational areas*
- *-5% CO_2 emissions vs. standard operations*[2]

Waste-to-value program

Tailings reprocessing	**Gelado:** Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte
Waste processing	**Serrinha:** high-Fe waste processing to produce iron ore and efficiently eliminate structures
Coproducts	**Block factory and sustainable sand & cement:** Creating coproducts from waste and transforming tailings into viable high-quality products

[1] Already included in Vale's production plan, including fines and ROM. [2] Average emission reduction for program initiatives.


VALE
Safety first
Iron Ore Market
Growth projects
Energy Transition
Metals Transformation

Steel demand is backed by secular trends

Steel production by region (Mt)


~1,910
~1,940
~2,100
~2,350
~1,020
~1,010
~970
~940
2024
2025
2030
2040
China
India
MENA[1]
SEA[2]
Others

Steel drivers

- Urbanization and steel intensity
- Population & economic growth
- Energy Transition
- Reshoring

[1] Middle East and North Africa. [2] Southeast Asia.

Iron ore demand to hold steady in the coming years



Seaborne iron ore demand (Mt)
~1,550
-145
120
20
~1,545
2024
China
SEA, MENA & India
Others
2030

China

- Soft decline in seaborne demand ongoing, but still at a high level
- Gradual rise of scrap consumption

SEA, MENA and India

- SEA: new blast furnaces start-up, demanding seaborne iron ore
- MENA: growing demand for direct reduction feed and agglomerates
- India: slight increase in seaborne demand

Supply challenges are consistently underestimated

Seaborne iron ore supply (Mt)


~1,600
~320
~150
~365
~1,495
~1,545
2024
Depletion¹
Operations w/ costs >US$90/t²
Projects w/ an incentive price <$90/t³
2030 (supply at US$90/t)
2030 (demand)

Volume and quality depletion

Complex licensing processes

Higher incentive prices for replacement projects

[1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. [3] Including greenfield projects and replacement projects.

VALE

Adjusting the portfolio for value optimization alongside the decarbonization journey

Phase 1

Traditional steelmaking routes

Adjusting our porfolio for the market reality and decarbonization pace

Portfolio optimization

Phase 2

New steelmaking routes

Developing solutions that provide supply security for new steelmaking processes

Portfolio re-design

Decarbonization journey

VALE

Part of the upstream steelmaking chain will relocate to regions with cost-competitive energy

Decarbonization trend

Typical mining and steel chains

Brazil			Europe, Asia	
Mining	Concentration	Pelletizing	Reduction (BF/DR)	Steelmaking
Vale	*Vale*	*Vale*	*Client*	*Client*

New chain configuration with Mega Hubs

Brazil	Mega Hubs			Europe, Asia
Mining	Concentration	Briquetting	Reduction (DR)	Steelmaking
Vale	*Vale*	*Client*	*Client*	*Client*

Miners need to provide supply security and solutions to new steelmaking processes

VALE

The Mega Hub business model is designed for faster implementation and capital efficiency

Agreements signed for studies in 5 countries[1]

In advanced discussions with **7** customers, with 2 FIDs in 2025

Locking-in potential demand of 30+ Mt of DR feed in the next decade

Asset-light business model

Concentration plants 4.5 Mtpy	*Partnerships for fast and cost-efficient implementation using a tolling model*
Briquetting plants 3.75 Mtpy	*Partnerships with customers that may invest in and operate, reducing Vale's capital requirements*
DRI/HBI Plants 2.5 Mtpy	*Customer's investment*

[1] Oman, Saudi Arabia, UAE, US and Brazil.

Optimizing our portfolio in response to market needs

Market dynamics (prices and premiums) require **different strategies**

Quality specs should be adjusted according to market scenarios

Portfolio decisions should be centered on **value optimization**

Vale's flexible portfolio strategy


Iron ore price
High
Low
Maximize production
Prioritize high-grade products
Prioritize low-cost products
Optimize high-grade portfolio
Low
High
Steel margins

Filling the supply-demand gap for agglomerates

Pellets and briquettes production (Mt)


37
31-35
45-50
60-70
Direct reduction agglomerates
Blast furnace agglomerates
2024
2025
2026
2030

The share of DR agglomerates will grow as the industry shifts to the direct reduction route

Increasing feed availability

- Production plan adjustments
- Minas-Rio offtake
- New Sohar concentration plant
- Mega Hub concentration plants

New agglomeration plants

- Ramp-up of the Tubarão plants
- US briquette plant
- Mega Hub briquette plants

Delivering a flexible and superior portfolio

- Iron ore supply will require a price above US$ 90/t to match demand
- Vale will focus on portfolio and supply chain flexibility to maximize value
- We are partnering with clients to decarbonize ironmaking through the Mega Hubs strategy



VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation

VALE

Project pipeline

Iron Ore | Nickel | Copper

2023–2026 (approved projects)

Iron Ore Solutions	Briquettes Tubarão 6 Mtpy 4Q23 ✓	Capanema 15 Mtpy Nov24 ✓	Serra Sul 20 Mtpy 2H26
	VGR1 revamp 15 Mtpy (sustaining) Sep24 ✓	Compact crushing 50 Mtpy (sustaining)	N3 6 Mtpy (sustaining)
ETM	Onça Puma 2nd furnace 12–15 Mtpy	VBME 45 ktpy (sustaining) ✓	

2027 onwards

Itabira mines expansion	New briquette plants	S11C
Mega Hubs	N1/N2	Alemão
Hu'u	Victor	North and South Hub
Nickel Sulphate Plant	CCM 3&4	CCM Pit

VALE

Novo Carajás: unique mineral endowment


North
East
4Alfa
Copaiba
Salobo
Paulo Afonso
AN34
Cururu
Osasco
Salobo
Itacaiunas
Breves
PGG
Gameleira Norte
Furnas
Serra Leste (SL1)
Alemão
Alemão
Onça Puma
Itacaré
Serra Norte (N4)
N5
Serra Norte
Serra Sul
Estrela
Bacaba
Visconde
Cristalino '88
Cristalino
118
Borrachudo
Barão
Pium
Sossego
South

10% of global iron ore seaborne market

Unique iron ore and copper endowments, with significant growth potential

5.2 bn tons @ 65.2% Fe

1.2 bn tons @ 0.62% Cu

Positioning Brazil as a key player in critical minerals and a leader in decarbonization

Investment (2025-2030) of

R$ 70 billion

Scaling up operational performance

- Management model implementation bearing fruit
- Strategic projects to expand iron ore production and quality
- Accelerating initiatives to take our operations to the next level

Iron ore production (Mt)


328
325–335
340–360
~360
2024
2025
2026
2030

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation

A standalone organization...

Successful business **Carve-out**

- Seamless transition from Vale SA
- New governance in place with a dedicated Board and Executives
- Deal closed with Manara Minerals
- Building a tailored strategy and corporate support structures

...but there is still work to be done

PTVI divestment completed

- Security of land package
- Securing PTVI's long-term license to operate
- VBM will maintain Ni matte offtake
- Joint governance structure enabling continued stability of operations

...to determine our long-term value proposition and focal points

1st phase of the **Asset Review** concluded

- Comprehensive assessment of operational sites and projects
- Findings will be embedded into the business processes and plans
- Key focus on operational stability and realization of resource potential

...significant value potential recognized in resources and assets

In 2023–24, an asset review was performed to identify and unlock VBM's full potential...


Voisey's Bay &
Long Harbour
Thompson
Under review
Sudbury
Salobo
Sossego
Onça Puma
Clydach
Matsusaka

Key Levers...

- Resource Endowment
- Mining Methods
- Asset Management
- Flowsheet Optimization
- Project Development

VALE

... and a roadmap has been developed for each asset



Voisey's Bay
Mine & mill potential

Thompson
Ultramafics potential
Under review

Sudbury
Mine capability & processing utilization

Hu'u
De-risk

Salobo
Redefine production based on the full potential of the asset

Sossego
Maximize production while addressing mine plan

Onça Puma
Stability & growth

Carajás
Alemão project optimization

COPPER | NICKEL | POLYMETALLIC | GROWTH

Unlocking Salobo copper potential



A long-life, expandable, world-class asset

Mine & mill productivity

- Ramp-up of Salobo 3 and stability of feed grades
- Higher equipement utilization rate

Brownfield expansion options

- Coarse particle flotation: 20-30+ ktpy
- Salobo 3 ½: 20 ktpy

Resource potential

- Potential to add significant resources through additional in-depth drilling
- Enables further extending the life of the asset – design and optimization

Sossego life extension

Mine plan review

- Additional ore from Sequeirinho pit, offsetting mine depletion
- Increase in mine equipment productivity

Bacaba licensing

- Preliminary Environmental License obtained in June/25
- Start-up is planned for the first half of 2028
- ~50 ktpy of copper over an 8-year mine life
- ~U$290 million will be invested during the implementation phase

Fill the mill

- Development of near mine deposits to maximize ore to mill
- 1st deposit: 8-20 ktpy

Sudbury "fill the mill"


Ore milled
Mtpy
4.3
~5.5
~7
2024
2025
2027

From 2024 to 2027

40% decrease in unit costs
after by-products

~30% increase in copper production

Short-term payback projects
- Low CAPEX projects that add lower grade ore tons

Mining strategy
- Change in cut-off grades and extraction strategies
- Increase in mine development to support an increase in production and lower costs

Clarabelle mill expansion
- Debottleneck to process more mine production

Continued ramp-up of VBME

VALE

Start-up of Eastern Deeps

The bulk material handling system has successfully commenced operations

Full ramp-up of VBME project expected by 2026

~45 ktpy nickel; ~20ktpy copper; 2.6 ktpy cobalt

~15% reduction in unit costs after by products from 2024 to 2026



Improving competitiveness in nickel

Nickel production – ktpy



160
PTVI
~153 kt
ex-PTVI
2024
160-175
2025
5-15
VBME ramp-up
10-15
Onça Puma Furnace 2
0-5
Other
175-210
2026
20-25
Sudbury fill the mill
0-15
Downstream maximization
210-250
2030

Fixed cost dilution

- Unlock own-sourced tons in Sudbury
- Conclude the Voisey's Bay transition
- Deliver the Onça Puma second furnace

Maximize downstream utilization

- Additional own-sourced ore
- 3rd-party feed, according to market conditions

Unlocking copper tons from current assets

Copper production – ktpy



348
340-370
350-380
30-50
15-25
20-30
5-15
420-500
+70-120 kt from 2026-30
2024
2025
2026
Salobo
Sossego
Canada
Alemão start-up
2030

Sossego mine replacement

- Bacaba start-up expected in 2028
- Working on mine productivity to offset depletion
- Additional tons from smaller deposits to fill the mill

Brownfield expansion options at Salobo

- Increase in plant productivity through feed stability
- Increase plant capacity through brownfield options

Alemão

- Start-up expected in 2030
- Capacity: 60-70 ktpy of copper; 105 kozpy of gold in copper concentrates

VALE



Fast-tracking copper growth

Creating the right pathway for accelerated expansion

Carajás basin compares relatively well to large Andean deposits



Copper Mineral Reserves & Resources
Cu grade – %
1.0
0.8
0.6
0.4
0.2
1
2
3
4
5
6
7
8
Resources & Reserves – Bt
Vale's Carajas basin[1]
Large Andeans (incl. Chile)[2]
Size: Copper contained in Reserves & Resources

> 20 Mt copper contained at competitive grades

0.63% Cu vs. 0.46% industry average

Bulk logistics infrastructure

mine-railway-port

Resource potential

for further project development

[1] Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. [2] Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Quebalda Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco.
Source: Vale and S&P Capital IQ.

Accelerating copper growth in Carajás



Salobo Hub
Reserva Biológica do Tapirapé
Floresta Nacional do Tapirapéaquiri
Salobo
Alemão Hub
XIKRIN DO RIO CATETE
North Hub
Paulo Afonso
Vila Paulo Fonteles
Serra Pelada
Parauapebas
Eldorado dos Carajás
South Hub
Sossego
Canaã dos Carajás
Ourilândia do Norte
155
0km
20km
N

South Hub
anticipate the development of existing projects

North Hub
accelerate the development of Paulo Afonso

Small deposits
advance projects through accretive partnerships

Bringing projects forward



2028
2029
2030
2031
2032
2033
2034
2035+
South Hub
North Hub
Small deposits

Cristalino[1]
60–70 ktpy
LOM: ~20 Years

118 Project[1]
60–70 ktpy
LOM: ~10 Years

Paulo Afonso
70–100 ktpy
LOM: ~20 Years

Small deposits
35–45 ktpy
LOM: 5–10 Years

Note: LOM as known as life of mine
[1] Additional plant capacity supported by 118 and/or Cristalino

Potential to accelerate copper production



Copper production – ktpy
420–500
Current plan 2030
Ramp-up of Alemão and brownfield initiatives
70–100
Paulo Afonso
North Hub
60–70
Additional plant capacity supported by 118 and/or Cristalino
South Hub
35–45
Small deposits
~700
Accelerated growth
Accelerated strategy

Target to achieve new plan capacity before

2035

Copper ambition enablers

Exploration Drilling and R&D

- Advance on drilling and scoping studies
- Define deposits suitable for partnership strategy
- Accelerate the engineering development

Processing capacity

- Develop additional processing capacity

Licensing

- Obtain license & permits on time for all projects


Nickel
Poly
metallic
Copper

Copper

Baseline of
420-500 ktpy by 2030

Accelerate copper growth in the Carajás region

Polymetallic

Pursue additional copper tons...

...while contributing to all-in cost reductions

Nickel

Stable production at
210-250 ktpy by 2030

Pursue a competitive business through-the-cycle


VALE
About Vale
Iron Ore Solutions
Energy Transition Metals
Our Strategy
Capital Allocation
ESG

VALE

Securing cost discipline through the efficiency program

Fixed spending – Iron Ore Solutions (US$ bn)[1]


6.3
-0.1
0.2
-0.3
6.1
-0.1
0.4
-0.5
6.0
2023
FX and inflation[2]
New assets and new way to operate
Efficiency program
2024
FX and inflation[3]
New assets and new way to operate
Efficiency program
2025
Increasing adherence to the production plan

Cost Efficiency Program

- Accelerated cost savings
- Optimization of purchase specifications
- Digital solutions for a leaner organization
- Continued overhead efficiency

[1] Assuming BRL FX @5.28 in 2024 and @5.50 in 2025. [2] Including FX (US$ -0.3 bn) and inflation (US$ 0.2 bn). [3] Including FX (US$ -0.2 bn) and inflation (US$ 0.1 bn).

VALE

Costs have gone up across the iron ore industry in the past years

Peers' C1 cash cost (US$/t)[1]


12.9
17.7
19.2
14.1
19.3
18.2
13.3
21.5
23.0
2018 2023 2024
Peer 1
2018 2023 2024
Peer 2
2018 2023 2024
Peer 3

Vale's C1 cash cost (US$/t)[1]


13.1
2.0
1.6
5.3
1.0
-1.7
0.5
21.8
2018
FX and inflation
Geological inflation
New way to operate
Lower volumes and mix
Efficiency initiatives
Others
2024

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). [2] Considers the net effect of FX (US$ -3.7/t) and inflation (US$ 5.7/t) between 2018 and 2024.

Our goal is to deliver C1 in the US$ 18–19.5/t range by 2030

Vale's C1 cash cost, nominal terms (US$/t)[1]


22.3
21.8
20.5–22
<20
18.0–19.5
2023
2024
2025
2026
2030


Controllable effects
~US$ -5/t
21.8
1.5
0.7
-3.1
-2.0
18.0–19.5
2024
FX and inflation [2]
Geological inflation
Efficiency program
Higher volumes and mix
2030

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030. [2] Considering an annual inflation rate of ~3% for Vale's average basket and an exchange rate of BRL 5.50 to USD in 2030 (real terms), adjusted for long-term inflation differentials between US and Brazil.

VALE

Competitiveness through the cycle

Costs guidance (US$/t)[1]

		2024	2025	2026	Main assumptions for 2026
Iron ore	C1	21.8	20.5-22	< 20	• Higher volumes and fixed cost dilution • Efficiency program • Better portfolio mix[2]
	All-in	55.9	53-57	50-54	
Copper[3]	All-in	2,616	1,500-2,000	3,200-3,700	• Asset review initiatives in place • Postponed Bacaba start-up and Sossego depletion • Lower grades at Salobo
Nickel	All-in	15,420	14,000-15,500	12,500-14,000	• Asset review initiatives in place • VBME ramp-up and decrease in 3rd-party purchases • Portfolio optimization

[1] Assuming BRL FX @5.50 in 2025 and 2026. [2] Considering all-in premium of US$ 3-4/t in 2025 and US$ 4-6/t in 2026.
[3] Considering the gold prices of US$ 2,470/tr. oz. for 2024, US$ 3,210/tr. oz. for 2025 and US$ 2,2[illegible]/tr. oz. for 2026.

VALE

Stable capex while balancing accretive growth

CAPEX (US$ bn)


6.0
5.4–5.7
5.4–5.7
Growth
1.5
~1.5
~1.7
Energy Transition Metals
Sustaining
4.5
~4.1
~3.9
Iron Ore Solutions
2024
2025
Business breakdown

Controlled and efficient capex to sustain production

Assets optimization

Accretive growth opportunities

VALE

Performing on our commitments

Expected cash disbursement schedule (US$ bn) [1, 2]

Included in Expanded net debt: Brumadinho agreements, Samarco agreement

	2025[3]	2026	2027	2028	2029	2030	'31-35 Avg.	
Brumadinho agreements[4]	0.9	0.7	0.5	0.2	0.2	0.2	0.2	77% of Reparation Agreement completed by Jun/25
Samarco agreement[5]	2.5	0.9	0.6	0.4	0.3	0.3	-	Considering Samarco will fully fund the reparation from 2031 onwards
Decharacterization[6]	0.4	0.5	0.4	0.2	0.2	0.2	0.2	Stable cash outlays
Incurred expenses	0.4	0.3	0.3	0.2	0.2	-	-	Gradual reduction throughout the years
Total	4.2	2.4	1.8	1.0	0.9	0.7	0.4	

[1] Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.4571. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Includes the disbursements from 1H25 and the projected amounts for 2H25. [4] Disbursements related to the Integral Reparation Agreement ending in 2031. [5] Includes estimates of Samarco's contribution to the Mariana settlement. [6] Estimated annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 229 million per year.

VALE

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)


Expanded net debt target range
US$ 20 bn
US$ 10 bn
17,8
-5,7
12,1
-0,1
2,1
3,3
17,4
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- Current target will continue to guide the company in the next cycle
- Remaining committed to our dividend policy
- Extraordinary dividends subject to cash generation and expanded net debt

Note: as of 2Q25.

VALE

Disciplined approach to capital allocation

Balancing growth and shareholder returns

Investments
- Efficient capex execution
- The right limits for growth
- Solid returns through-the-cycle

Shareholder returns
- Adequate risk-adjusted shareholder remuneration
- Dividends and buybacks

Balance sheet
- Strong liquidity
- Target leverage to consider challenging moments in the cycle

VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

VALE

Mariana: definitive agreement signed in Oct/24

Definitive Agreement

(R$ billion)


Pre-agreement actions
100%
38
+R$ 170 bn
100
"To pay" obligations
32
"To do" obligations

Compensation (PID[3]) status (as of July 31, 2025)

+295k individuals adhered

+241k agreements signed

+151k compensations already paid (R$ 5.5 bn)

Remediation and compensation already disbursed

~R$ 63 billion[1]

630k people compensated[2]

95% of housing solutions delivered

964k m^3 of tailings removed

Note: Information provided by the Renova Foundation. Learn more at www.fundacaorenova.org.
[1] Data as of July 2025. [2] Including Emergency Finance payments. Compensation agreements - including PID (the Definitive Indemnification Program). [3] PID = Definitive Indemnification Program.

VALE

Brumadinho reparation continues to progress

2019	2021	July 2025	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	78% Complete[1]	Complete 100% of the To Pay Obligations	Complete 100% of the To Do Obligations

Additional Agreements: R$ 25.5 billion[3]

Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation

R$ 18.4 billion
payments made, including individual compensation to over 17,300 individuals

R$ 7.1 billion
in payments programmed for 2025-2029

Integral Reparation Agreement[2]: R$ 37.7 billion

(R$ billion)


100%
Pre-agreement actions
6.4
R$ 37.7 bn²
"To do" obligations
47%
11.4
19.9
"To pay" obligations
93%

[1] Progress considering disbursements by end of July-25. [2] As per Integral Reparation Agreement settled in February 2021. Nominal amount. Total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. [3] ~ 70% executed

Commitments in our journey to become a trusted partner to society

	Before Brumadinho	Present[4]	Commitments
Climate change and energy	- 79% renewable electricity consumption globally[1] - Target to reduce GHG emissions intensity by 16%[2] and no scope 3 target	- Scope 1 and 2 emissions reduced by 26.9% - Scope 3 emissions 88.3% progress towards target - 100% renewable energy consumption in Brasil and 84.3% globally	Scope 1 and 2 emissions reduction of 33% by 2030; and net zero by 2050 Scope 3 net reduction of 15% by 2035 100% renewable electricity consumption in Brazil by 2025 (achieved in 2023); globally by 2030
Forests and Water	- ~850,000 ha of forest protected (2019), with 80% in Amazon - Target to reduce freshwater intake by 10%	- +218,000 ha of forests protected and restored since 2020 - 31% reduction in water intake	Recover and protect +500,000 ha of forests outside our *fencelines* by 2030 Freshwater use reduction of 27% by 2030[5]
Health and Safety	- 21 high potential events registered[2] - 23.000 recorded exposures to health-hazardous agents in the workplace	- N1 = zero and N2 = 5[7] - 60+% reduction achieved, and 9.200 exposures recorded	Reach zero fatalities N1+N2 occurrence reduction of ≥10%[6] Number of exposures to harmful health agents in the workplace reduction by 50% by 2025
Resilient communities	- No target	- 51,000 people involved in initiatives to tackle extreme poverty - 5 of 11 Indigenous communities engaged in developing their UNDRIP4 plans	Support the uplifting of half a million people out of extreme poverty Support all Indigenous Communities neighboring Vale operations to develop their UNDPRI plans

E (Environment) S (Social)

[1] The base year considered is 2017. [2] These events include fatalities and life-altering injuries (known as N1 events), as well as high-potential recordable injuries (known as N2 events). [3] United Nations Declaration on the Rights of Indigenous Peoples. [4] Date as of Dec-2024, unless otherwise mentioned. [5] The target considers cumulative average specific use of new water. [6] Compared to the previous year's year-end results. [7] Data as of 1H25.

VALE

VALE

Building a people-driven organization

2019

- Cultural Diagnosis
- Review of key behaviors

2020

- Purpose definition
- Culture & VPS integration

2021

- Progress monitoring (Echoes Pulse)
- DE&I scaling up

2022

- Purpose fully linked to the strategy
- Progress monitoring continued

2023

- Sustainable mining strategy development
- Progress Measurement consolidated

Culture as a competitive advantage

Learning together

VALE

15-years improving Human Rights management practices

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Social Performance

Local development and community relationships

Almost US$ 1 billion spent on social and institutional initiatives in 2024

Vale interacts with **1,214** local communities, **91** traditional communities and **28** indigenous peoples

368 community relationship plans implemented

93.5% of high priority communities have community relationship plans in place



Social Performance

Strengthening relationships with Indigenous communities






Curso Sobre
DIREITOS DOS
POVOS INDÍGENAS
NO BRASIL

- **Implementing an engagement strategy to foster** mutual benefits and support Indigenous People's autonomy and resilience
- **Vale relinquished mining processes** on indigenous lands in Brazil
- **5 of the 11 indigenous peoples with whom Vale has relations** in Brazil are engaged to implement their plans in accordance with the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples
- **Around 15,000 Indigenous individuals benefited** through agreements with 9 Indigenous peoples.
- **Program to support the entrance and permanence** of Indigenous People in University, with 140 Indigenous students supported from 47 Indigenous Lands

88

Social Performance

Fighting poverty is essential to develop resilient communities

Multidimensional Family Monitoring

- Developed by the United Nations Development Program with the Oxford Poverty and Human Development Initiative
- Multidimensional poverty measurement: network mobilization, public policies and local social initiatives
- Indicators are defined for each selected dimension, rights violation


Infrastructure
Education
Nutrition
Income
Health

Used by UNDP, World Bank and in national programs in Colombia, Chile, El Salvador, Mexico, China, Vietnam and others

Our progress:

51,000 people in urban, rural and forest areas are being benefited from ongoing concept tests

~90% of them live in the north of Brazil and in the Legal Amazon region

25 partnerships with social organizations, governments, technical cooperations for advocacy

Support the lifting of 500,000 people out of extreme poverty

VALE

89

Leaving a positive legacy for nature and people

Vale protects **~1 million hectares**
and +600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area


INSTITUTO TECNOLÓGICO VALE
2021
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

Leaving a positive legacy for nature and people

A solid path to go further

Protect and recover +500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- 218,537 ha protected and recovered since 2020

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target

Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of ISSB[1] standards

1st Major Mining Company & 1st Brazilian Company to publish the Sustainability-Related Financial Information Report

US$ 1.4 bn invested in decarbonization since 2020

Why does it matter?

Transparency & leadership	Voluntary adoption reinforces our role in responsible mining and long-term value creation
Investor focus	Clear view of how Vale manages climate-related risks and opportunities and their financial impacts
Strategic clarity	Climate targets, transition plans, and financial impacts disclosed

[1] The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.

Key takeaways


Superior Portfolio
Vale
2030
Trusted Partner
Performance Driven

- Safety is our core value
- Securing cost competitiveness across all businesses, through the cycle
- Flexible iron ore portfolio to maximize value
- Fast-tracking copper growth with accretive projects
- Be a trusted partner for key stakeholders and society

VALE


We are building
an even better Vale

VALE